experian®

RECEIVED

2007 APR 20 A 9:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Experian Group Limited
Park House
North Circular Road
Dublin 7
Ireland
T: 353 1 802 3093
F: 353 1 867 8025

13 April 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street
NE Washington, DC 20549
USA



SUPPL



07022761

82-35022

Ladies and Gentlemen:

Re: Experian Group Limited - 12g3-2(b) Exemption file number ~~82-5017~~

Enclosed are documents and a related schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-5017, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

Yours faithfully

CHARLES BROWN
Company Secretary

PROCESSED

APR 24 2007

THOMSON
FINANCIAL

Enc.

dw 4/23

EXPERIAN GROUP LIMITED

SCHEDULE OF ANNOUNCEMENTS AND DOCUMENTS ISSUED 13 MARCH 2007 TO 12 APRIL 2007

Exemption file number 82-5017

LONDON STOCK EXCHANGE ANNOUNCEMENTS AND OTHER PUBLIC FILINGS AND DISCLOSURES		
03/04/2007		Director Declaration
30/03/2007		Total Voting Rights
30/03/2007		Appointment of Non-Executive Director
30/03/2007		Acquisition of stake in Sinotrust
23/03/2007		Employee Share Trust holding
21/03/2007		Response to press comment



RNS
REG-Experian Group Ltd Director Declaration

Released: 03/04/2007

RNS Number:3541U
Experian Group Limited
03 April 2007

Experian Group Limited

On 30 March 2007, Experian Group Limited (the "Company") announced the appointment of Sean FitzPatrick as an independent Non-Executive Director with effect from 1 April 2007.

Pursuant to Listing Rule 9.6.13 paragraph (1), details of all directorships held by Mr FitzPatrick in any other publicly quoted company at any time in the previous five years are as follows:

Current directorships:
Aer Lingus Group plc
Anglo Irish Bank Corporation plc
Gartmore Irish Growth Fund plc
Greencore Group plc
Smurfit Kappa plc
The Philippe Fund plc

Former Directorships:
Singer & Friedlander Investment Funds Public Limited Company

The Company confirms that there are no further details to be disclosed under

Listing Rule 9.6.13 paragraphs (2) to (6).

3 April 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDNUUUBWCUPMGAW



RNS
REG-Experian Group Ltd Total Voting Rights

Released: 30/03/2007

RNS Number:1431U
Experian Group Limited
30 March 2007

ANNOUNCEMENT

EXPERIAN GROUP LIMITED
(THE "COMPANY")
VOTING RIGHTS AND CAPITAL

In conformity with transitional provision 6 of the Transparency Directive, we hereby notify the market of the following:

As of 30 March 2007, the Company's capital consists of 1,022,281,806 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. The total number of voting rights in Experian Group Limited is therefore 1,022,281,806.

The figure of 1,022,281,806 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company's shares under the FSA's Disclosure and Transparency Rules.

Charles Brown
Company Secretary
Experian Group Limited

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRMGGFFVGRGNZM



RNS
REG-Experian Group Ltd Appointment of Non-Executive

Released: 30/03/2007

RNS Number:1063U
Experian Group Limited
30 March 2007

30 March 2007

Experian Group Limited

Appointment of Non-Executive Director

Experian, the global information solutions company, announces the appointment of Sean FitzPatrick as an independent Non-Executive Director with effect from 1 April 2007.

Sean FitzPatrick, aged 58, is currently Non-Executive Chairman of Anglo Irish Bank Corporation plc having retired as CEO of that organisation in January 2005. He is also Non-Executive Chairman of Smurfit Kappa PLC, a past President of the Irish Bankers Federation and a Non-Executive Director of Aer Lingus Group plc and Greencore Group plc.

John Peace, Chairman of Experian, commented:

"I am delighted to welcome Sean to the Board of Experian. He brings a wealth of experience to what is already a strong Board, and together we will take Experian forward as an independent company."

Enquiries

Finsbury

Rollo Head
Nick Woodruff
020 7251 3801

Experian announcements are available on www.experiangroup.com

END
BOABXGDXLSXGGRG



RNS
REG-Experian Group Ltd Acquisition

Released: 30/03/2007

RNS Number:0578U
Experian Group Limited
30 March 2007

30 March 2007

Experian Group Limited

Acquisition of stake in Sinotrust

Experian, the global information solutions company, announces that it has acquired a minority stake in Sinotrust, a leading business information and market research company in China.

Founded in 1992, Sinotrust provides business information, market research, consulting and database marketing services to both foreign multinationals and local companies operating in China. Sinotrust helps clients in the automotive, banking, insurance, telecommunications, healthcare, technology and retail sectors.

Sinotrust's sales in the year to 31 December 2005 were $11m, with gross assets as at that date of $7m. The stake was acquired from the founders.

Enquiries

Experian
Fay Dodds   Director of Investor Relations   020 3042 4200

Finsbury
Rollo Head
Nick Woodruff   020 7251 3801

Experian announcements are available on www.experiangroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACQEAPDEDSLXEEE



RNS
REG-Experian Group Ltd Employee Share Trust holding

Released: 23/03/2007

RNS Number:6246T
Experian Group Limited
23 March 2007

Experian Group Limited

Experian Group Limited ("Experian") announces that the Experian Employee Share Trust has purchased 5.74 million Experian ordinary shares of 10 US cents each during the period from 6th to 20th March 2007 at an average purchase price of 585.5 pence per share.

As a result of these purchases, the Experian employee share trusts currently hold a total of 16.6 million Experian ordinary shares of 10 US cents each, taking account of shares transferred out of the trusts to satisfy the exercise of awards under the GUS and Experian employee share plans up to 16th March 2007.

Charles Brown, Company Secretary

END
HOLBSGDXGSDGGRX



RNS
REG-Experian Group Ltd Response to press comment

Released: 21/03/2007

RNS Number:4201T
Experian Group Limited
21 March 2007

21 March 2007

Experian Group Limited
Response to press comment

Experian, the global information solutions company, notes the recent press comment regarding Serasa, the leading credit bureau in Brazil, and confirms that it is in exclusive preliminary discussions which may lead to the acquisition of a controlling interest in Serasa. Talks are at a very early stage and there can be no certainty that they will lead to a transaction. A further announcement will be made when appropriate. Any transaction is expected to be funded from existing resources.

Enquiries

Experian

Fay Dodds Director of Investor Relations 020 3042 4215

Finsbury

Rollo Head 020 7251 3801
James Wyatt-Tilby

Experian announcements are available on www.experiangroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
RSPSEIFDFSWSEED

END